EDOC Acquisition Corp.

7612 Main Street Fishers

Suite 200

Victor, NY 14564

November 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Loan Lauren Nguyen, Legal Branch Chief

Re:	EDOC Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1 Filed November 2, 2020

File No. 333-248819

Dear Ms. Nguyen:

EDOC Acquisition Corp. (“EDOC”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 4, 2020, regarding Amendment No. 3 to our Registration Statement (the “Registration Statement”) previously filed on November 2, 2020. EDOC has filed today Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 4.

In addition to submitting this letter by EDGAR, we will also deliver to the Staff a copy of this letter together with Amendment No. 4 marked to show revisions we have made to the Registration Statement, including revisions made in response to the Staff’s comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. Please provide an analysis explaining why you believe that the existence of the agreements with respect to limit orders, and the limit orders themselves, is consistent with Regulation M under the Exchange Act with respect to the initial distribution. See Key Hospitality Acquisition Corp., SEC No-Action Letter (October 12, 2005), in which the staff took a no-action position with respect to warrant purchase agreements.

●	Response: Rules 101 and 102 of Regulation M, which are intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits distribution participants, issuers and those affiliated with such persons or issuers, among others, from bidding for, purchasing or attempting to induce another to bid or purchase, a security that is the subject of a then-current distribution.

Loan Lauren Nguyen, Legal Branch Chief

U.S. Securities and Exchange Commission

November 5, 2020

Notwithstanding that the limit order purchase commitments may constitute “a bid for” a covered security pursuant to Regulation M, we believe that such arrangements and the related prospectus disclosure do not raise the issues of manipulative conduct by offering participants and their affiliated purchasers that Regulation M is intended to preclude.  The Company believes it meets all of the conditions set forth in the Key Hospitality Acquisition Corp., SEC No-Action Letter (October 12, 2005), specifically:

●	EDOC represents and warrants to the Staff that the rights purchase terms are fully disclosed in the prospectus, including the duration of the purchase period, the maximum price to be paid per right, and the total dollar amount committed to the purchase program;

●	The rights purchase agreement (“RPA”) will be filed as an exhibit to the registration statement;

●	The rights purchases will be made pursuant to pre-established agreements in accordance with the guidelines in Rule 10b5-1 under the Securities Exchange Act of 1934 (“Exchange Act”) by a broker-dealer who is registered under Section 15 of the Exchange Act;

●	None of the rights purchased pursuant to the RPA will be sold or transferred until the completion of a business combination; and

●	All rights purchases by management and affiliates of the Company will be reported to the Commission and publicly disclosed pursuant to Form 4, Statement of Changes of Beneficial Ownership of Securities. In the event that the purchases of rights by the lead underwriter trigger a requirement to file Form 3, Initial Statement of Beneficial Ownership of Securities, the rights purchases will be reported to the Commission and publicly disclosed pursuant to Form 3.

●	Other than the bid represented by the RPA during the restricted period, no rights bids or purchases pursuant to the RPA will occur until 60 calendar days following the end of the restricted period for the unit distribution;

●	The Company and I-Bankers shall provide to the Division promptly upon request, a daily time-sequenced schedule of all rights purchases made pursuant to the RPA, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the rights purchase occurred;

●	Upon request of the Division, the Company and I-Bankers shall transmit the information as specified in paragraph 2 above to the Division at its headquarters in Washington, DC within 30 days of its request; and

Loan Lauren Nguyen, Legal Branch Chief

U.S. Securities and Exchange Commission

November 5, 2020

●	Representatives of the Company and I-Bankers shall be made available (in person at the offices of the Division in Washington, DC or by telephone) to respond to inquiries by the Division regarding their purchase(s).

For the foregoing reasons, we believe that the proposed rights purchases to be made pursuant to the limit order agreements in accordance with Rule 10b5-1 as detailed in this response letter significantly amelioriate the potential for manipulative effects regarding the distribution of units during the restricted period and meet the conditions set forth in the no-action letter constituting a permissible transaction.

2. We note your disclosure on the cover page and throughout your prospectus that your Sponsor and I-Bankers pursuant to agreements with you will enter into limit order agreements in accordance with the guidelines of Rule 10b5-1 and Regulation M under theExchange Act, to place limit orders to purchase rights in the open market at market prices, and not to exceed $0.20 per right. Please file such limit order agreement(s) with your registration statement.

Response: In response to the Staff’s comment, EDOC has filed the limit order agreement as Exhibit 10.9.

Permitted purchases of public shares and warrants by our affiliates, page 18

3. We note the sub-heading description here that your affiliates will be permitted to purchase “public shares and warrants.” Elsewhere in the description here you state that your sponsor has agreed, pursuant to a letter agreement with you to place limit orders, through an independent broker-dealer registered under Section 15 of the Exchange Act to purchase up to an aggregate of 3,750,000 of the registered “rights” in the open market at market prices, and not to exceed $0.20 per “warrant” during the prescribed period. Please reconcile your disclosures to describe the securities under the limit orders.

Response: In response to the Staff’s comment, EDOC has revised the disclosure on page 18 of Amendment No. 4 to reference rights rather than warrants.

* * * * * *

Loan Lauren Nguyen, Legal Branch Chief

U.S. Securities and Exchange Commission

November 5, 2020

We thank the Staff for its review of the foregoing and hope that it has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or further comments, please contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Kevin Chen
Kevin Chen, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP